Merger Agreement by and between asset management subsidiaries’ approved

On November 5, 2008 the two asset management firms of Shinhan Financial Group, Shinhan BNP Paribas ITMC and SH Asset Management, have approved the Merger Agreement of those two companies’ through their respective shareholder meeting.

SH Asset Management will be merged into Shinhan BNP, the surviving entity.

The merger will take place on January 2, 2009. However, the merger date may be changed with the agreement of both parties depending on the Financial Services Commission’s approval procedure and preparation of the integration of the actual businesses and etc.

The merger ratio has been set as 1: 0.7860830 between Shinhan BNP and SH Asset Management.